UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-k

Page
Signatures	3
EX-99.1 PRESS RELEASE	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: October 17, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Jenna Saper	Lauren Cheng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0497	Tel: (852) 2894 6203
Email: jenna.saper@hkstrategies.com	Email: lauren.cheng@hkstrategies.com

Gushan Environmental Energy Limited Announces

Completion of Going Private Transaction

New York, October 17, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, announced today the completion of the merger contemplated by the previously announced agreement and plan of merger dated June 4, 2012, as amended on September 13, 2012 (the “Amended Merger Agreement”), among Trillion Energy Holdings Limited (“Parent”), a British Virgin Islands business company limited by shares, Trillion Energy Investments Holdings Limited, a Cayman Islands exempted company wholly-owned by Parent (“Merger Sub”), Mr. Jianqiu Yu, the Company’s Chairman and Principal Executive Officer (the “Buyer”) and the Company. As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Amended Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting of shareholders held on October 15, 2012, each ordinary share of the Company (“Share”) issued and outstanding immediately prior to the effective time of the merger, other than (i) Shares beneficially owned by the Buyer, and (ii) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Companies Law Cap. 22 (Law 3 of 1961) as amended and revised of the Cayman Islands (the “Dissenting Shares”), has been cancelled in exchange for the right to receive US$0.165 per Share and each American depositary share (“ADS”), each representing 10 Shares, represents the right to receive US$1.65 per ADS (less US$0.05 per ADS cancellation fees), in each case, in cash without interest and net of any applicable withholding taxes.

Registered holders of Shares and ADSs represented by share or ADS certificates, other than the Dissenting Shares, will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after The Bank of New York Mellon, the Company’s depositary, receives the merger consideration. For any questions relating to the surrender and payment procedures, holders of Shares may contact the Company at +852 2587 7212 and holders of ADSs may contact The Bank of New York Mellon toll free at +1 866 300 4353 (or +1 201 680 6921 outside of the United States).

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended. The Company requested the NYSE to file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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